                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              --------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*

                        Ramtron International Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    005-40467
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Horst Meyer
                            Infineon Technologies AG
                                Legal Department
                              St.-Martin-Strasse 53
                                 D-81541 Munich
                                     Germany
                               011-49-89-2342-6583
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 2, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


--------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 005-40467
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Infineon Technologies AG
-------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)[ ]
                                                                       (b)[X]
-------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------
 4.      SOURCE OF FUNDS*

         WC,OO
-------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)        [ ]
-------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
-------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         4,430,005
   SHARES                  ----------------------------------------
 BENEFICIALLY              8.       SHARED VOTING POWER
  OWNED BY
  EACH                     ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
  PERSON                            4,430,005
   WITH                    ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER

-------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         4,430,005 shares
-------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                    [ ]
-------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.22%
-------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 005-40467
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Siemens AG
-------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)[ ]
                                                                       (b)[X]
-------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------
 4.      SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)        [ ]
-------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
-------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         4,430,005
   SHARES                   ---------------------------------------
 BENEFICIALLY              8.       SHARED VOTING POWER
  OWNED BY
   EACH                    ----------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
   PERSON                           4,430,005
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER

-------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         4,430,005 shares
-------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                    [ ]
-------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.22%
-------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.
        -------------------

     This statement (the "Statement") relates to the Common Stock, par value $0.01 per share (the "Ramtron Common Stock"), of Ramtron International Corporation ("Ramtron"), a Delaware corporation.

     The address of the principal executive office of Ramtron is: Ramtron International Corporation, 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

Item 2. Identity and Background.
        -----------------------

     The principal business address of Infineon Technologies AG, a German stock corporation ("Infineon"), is: St.-Martin-Strasse 53, D-81541 Munich, Germany. Infineon develops, manufactures and markets a broad range of semiconductors and complete system solutions targeted at selected industries.

     By virtue of its ownership of approximately 71% of the voting stock of Infineon, Siemens AG, a German stock corporation ("Siemens"), may be deemed to control Infineon. The principal business address of Siemens is:
Wittelsbacherplatz 2, D-80312 Munich, Germany. Siemens' principal business is the design, development, manufacture and marketing of a wide variety of electrical and electronics systems.

     (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the members of the Management Board, as applicable, of Infineon and Siemens is set forth in Exhibit A hereto. Each person listed in Exhibit A hereto is a citizen of the Federal Republic of Germany.

     (d)-(e) During the last five years, none of Infineon, Siemens or, to the knowledge of Infineon, any of the persons listed on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     On February 2, 2001, Infineon acquired beneficial ownership of the 4,430,005 shares of Ramtron Common Stock to which this Statement relates pursuant to the Share Purchase Agreement, dated December 14, 2000, by and between Infineon and Ramtron (the "Share Purchase Agreement"). As consideration for 1,476,668 shares of Ramtron

Common Stock, Infineon paid $10 million in cash to Ramtron out of working capital. As consideration for 2,953,337 shares of Ramtron Common Stock Infineon will issue 443,488 new ordinary shares, without nominal value but with a notional value of [EURO] 2 (two Euro) per share, of Infineon (the "Infineon Ordinary Shares"). Infineon's issuance of the Infineon Ordinary Shares to Ramtron is conditioned upon, among other things, registration of the capital increase of Infineon Ordinary Shares with the commercial register of the local court in Munich, Germany (the "Registration"). In the event that Infineon is unable effect the Registration of the Infineon Shares prior to March 15, 2001, either party is entitled to terminate the Share Purchase Agreement and thereupon
(i) Infineon will return 2,953,337 of the shares of Ramtron Common Stock issued to it, and (ii) such shares will be immediately cancelled.

     For a description of the Share Purchase Agreement, see "Item 4. Purpose of Transaction" below. A copy of the Share Purchase Agreement is filed as Exhibit B hereto and Exhibit B is specifically incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.
        ----------------------

     (a)-(j) The purpose of Infineon's acquisition of beneficial ownership of the 4,430,005 shares of Ramtron Common Stock to which this Statement relates is to make an investment in Ramtron and not with the present intention of acquiring control of Ramtron as well as to facilitate the entry by Infineon and Ramtron into various license agreements. Infineon owns approximately 20.22% of the outstanding shares of Ramtron Common Stock.

     Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Share Purchase Agreement. The foregoing description of the Share Purchase Agreement and the Registration Rights Agreement, dated as of February 2, 2001, by and between Infineon and Ramtron (the "Registration Rights Agreement") are qualified in their entirety by reference to the respective agreements and documents, as the case may be, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in response to this Item 4.

     The Share Purchase Agreement contains certain terms and provisions governing the relationship between Infineon and Ramtron. These include, without limitation (i) a share transfer restriction that limits transfers of Ramtron Common Stock by Infineon, and (ii) a standstill provision restricting Infineon from, among other things, acquiring additional shares of Ramtron Common Stock. Both the share transfer restriction and the standstill provision lapse on the earlier of (A) the date twelve months after the Initial Closing Date, (B) the date on which (1) a Change of Control of Ramtron shall have occurred, (2) Ramtron shall have publicly announced its intention to enter into a transaction that would constitute a Change of Control, or (3) a third party shall have publicly announced its intention to launch an unsolicited bid or transaction that would result in a Change of Control of Ramtron, or (C) the date on which Ramtron (1) settles, without the consent of Infineon, in a manner materially adverse to Ramtron, as a whole, or Ramtron's rights to use and license its intellectual property, or (2) receives an adverse, final and nonappealable judgment in its patent interference proceeding with National Semiconductor Corporation and the United States Department of the Navy. Commencing on the date twelve months from the Initial Closing Date, Infineon may transfer up to 50% of the shares of Ramtron Common Stock acquired under the Share Purchase Agreement, and commencing upon the date eighteen months from the Initial Closing Date, Infineon may transfer the remaining 50% of the shares of Ramtron Common Stock acquired under the Share Purchase Agreement.

     Ramtron is also subject to transfer restrictions on the Infineon Ordinary Shares that will be issued to it pursuant to the Share Purchase Agreement.

     The Share Purchase Agreement grants Ramtron a right of first refusal on transfers by Infineon of more than 1% of the outstanding Ramtron Common Stock measured as of the time of the transfer for so long as Infineon beneficially owns more than 5% of the outstanding Ramtron Common Stock.

     Infineon is granted a pre-emptive right in the Share Purchase Agreement which provides that, subject to certain conditions and exceptions, if Ramtron proposes to issue, grant or sell shares of Ramtron Common Stock, Ramtron shall notify Infineon and offer to Infineon the right to subscribe and purchase such additional securities as required for Infineon to maintain its percentage interest in Ramtron as of the date prior to Ramtron's issuance, sale or grant of shares of Ramtron Common Stock. Additionally, for so long as Infineon beneficially owns more than 5% of the outstanding Ramtron Common Stock, Infineon has a right of first offer on any transfer of the capital stock of Enhanced Memory Systems, Inc., a Delaware corporation and a majority-owned subsidiary of Ramtron ("EMS"). Infineon currently owns 20% of the outstanding common stock of EMS.

     The Share Purchase Agreement grants Infineon, for so long as Infineon beneficially owns more than 10% of the outstanding Ramtron Common Stock measured as of the Initial Closing Date, the right to designate two director-nominees to the Ramtron Board of Directors. In the event that Infineon beneficially owns less than 10% but more than 5% of the outstanding Ramtron Common Stock measured as of the Initial Closing Date, Infineon shall have the right to designate one director-nominee to the Ramtron Board of Directors and the other Infineon Director shall immediately resign. In the event that Infineon beneficially owns less than 5% of the outstanding Ramtron Common Stock measured as of the Initial Closing Date, Infineon shall no longer have the right to designate any director-nominees to the Ramtron Board of Directors and all incumbent Infineon Directors shall immediately resign. At Infineon's request, one of the Infineon Directors shall serve on each committee of the Ramtron Board of Directors.

     As part of the governance rights granted to Infineon, for so long as Infineon beneficially owns more than 5% of the outstanding Ramtron Common Stock measured as of the Initial Closing Date, Infineon is provided the right to approve certain transactions by Ramtron. Such transactions include material encumbrances of Ramtron's tangible and intangible assets, material dispositions of tangible or intangible assets, material changes to accounting practices, except those in accordance with GAAP, the issuance of shares or derivative equity securities which represent more than 20% of the total shares then outstanding, business combination transactions, amendments to Ramtron's certificate of incorporation, certain amendments to Ramtron's by-laws, the declaration of extraordinary dividends, the incurrence of certain indebtedness, and increasing the number of directors constituting the Ramtron Board of Directors above eight.

     Ramtron has also agreed in the Share Purchase Agreement that its board of directors, in light of its fiduciary duties and acting in the best interests of the Ramtron stockholders, will consider adopting a stockholder rights agreement.

     Infineon and Ramtron have entered into a Registration Rights Agreement, pursuant to which Ramtron has granted Infineon demand and piggy-back registration rights in respect of the shares of Ramtron Common Stock issued to Infineon in connection with the Share Purchase Agreement.

     Except as set forth in this Statement, the Share Purchase Agreement, and the Registration Rights Agreement, none of Infineon, Siemens or, to the best of Infineon's knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.
        -------------------------------------

     (a) Infineon beneficially owns 4,430,005 shares of Ramtron Common Stock representing, based on Ramtron's management representations as of December 14, 2000, approximately 20.22% of the outstanding shares of Ramtron Common Stock. By virtue of its ownership of approximately 71% of the outstanding voting securities of Infineon, Siemens may be deemed to control Infineon and beneficially own 4,430,005 shares of Ramtron Common Stock representing approximately 20.22% of the outstanding shares of Ramtron Common Stock.

     Except as set forth in this Item 5, none of Infineon or Siemens or, to the best of Infineon's knowledge, any of the individuals named in Exhibit A hereto beneficially owns any shares of Ramtron Common Stock.

     (b) Infineon has the sole power to vote and to dispose of 4,430,005 shares of Ramtron Common Stock. Siemens, through its ownership of Infineon voting securities, may be able to influence decisions concerning the exercise of such power.

     (c) Except with respect to the transactions contemplated by the Share Purchase Agreement, none of Infineon or Siemens, or to the best of Infineon's knowledge, any of the individuals named in Exhibit A hereto, has effected any transaction in Ramtron Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Share Purchase Agreement in Item 4 are qualified in their entirety by reference to such agreement.

     (d) Except as set forth in this Item 5, no other person is known by Infineon to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ramtron Common Stock beneficially owned by Infineon.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with
        --------------------------------------------------------------
        Respect to the Securities of the Issuer.
        ---------------------------------------

     See "Item 3. Source and Amount of Funds or Other Consideration" and "Item
4. Purpose of Transaction" for a description of the Share Purchase Agreement and the Registration Rights Agreement, which are incorporated in this Item 6 by reference and which are qualified in their entirety by reference to the respective agreements. Copies of the Share Purchase Agreement and the Registration Rights Agreement are filed hereto as Exhibits B and C. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 6.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit A                Directors and Executive Officers of Infineon
                                 Technologies AG and Siemens AG.

        Exhibit B                Share Purchase Agreement, dated December 14,
                                 2000, by and between Infineon Technologies AG and Ramtron International Corporation.

        Exhibit C                Registration Rights Agreement, dated as of
                                 February 2, 2001, by and between Infineon
                                 Technologies AG and Ramtron International
                                 Corporation.

        Exhibit D                Joint Filing Agreement, dated as of February 9,
                                 2001, between Infineon Technologies AG and
                                 Siemens AG relating to the joint filing of this
                                 Schedule 13D pursuant to Rule 13d-1(k)

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: February 9, 2001

                                                INFINEON TECHNOLOGIES AG

                                                By:  /s/ Michael von Eickstedt
                                                    --------------------------
                                                Name:  Michael von Eickstedt
                                                Title: General Counsel

                                                By:  /s/ Horst Meyer
                                                    --------------------------
                                                Name:  Horst Meyer
                                                Title: Corporate Legal Counsel

                                                SIEMENS AG

                                                By:  /s/ Niels Hartwig
                                                    --------------------------
                                                Name:  Niels Hartwig
                                                Title: Corporate Counsel

                                                By:  /s/ Dr. Otmar Schmitt
                                                    --------------------------
                                                Name:  Dr. Otmar Schmitt
                                                Title: Director, Finance